For fiscal period ended (b) October 31, 1995
File number 811-7664


                                SUB-ITEM 77C
             Submission of Matters to a Vote of Security Holders


     The Annual Meeting of Stockholders was held on May 16, 1995. At such meeting the Stockholders elected Directors and ratified the selection of independent accountants and voted on a proposal to split each share of the Trust's Auction Rate Municipal Preferred Stock into two shares and simultaneously reduce each share's liquidation preference, as provided in the Trust's Articles Supplementary, from $50,000 to $25,000 as follows:



                    Affirmative    Negative
                    votes cast     votes cast


Common & Preferred  597,334        132,790
Preferred               134             0







[nsar]br-595.shv[raa]